January 27, 2006


Ms. Janice K. Henry
Chief Financial Officer
Martin Marietta Materials, Inc.
2710 Wycliff Road
Raleigh, North Carolina  27607-3033





	Re:	Martin Marietta Materials, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed February 25, 2005
Forms 10-Q for Fiscal Quarters Ended March 31, June 30, and
September
30, 2005
      Filed May 4, August 3, and November 1, 2005
      Response Letter Dated January 10, 2006
		File No. 1-12744


Dear Ms. Henry:

We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations, page 37

1. We have considered your response to our prior comment two. We do not agree with your conclusions. The "net sales" presented in the table does not meet the definition of "net sales" in Regulation S-X,
Rule 5.03(b)(1), and the guidance in Emerging Issue Task Force
Issue
00-10, in that shipping revenues represent revenues earned for the goods provided. As such, your table omits important information from your Consolidated Statements of Earnings that may lead to investor confusion. Please include the freight components of revenue and expense in the table in future filings. Our rules require MD&A discussion of material changes to components of earnings. As such, changes in freight revenues and costs should be a part of these discussions whenever material. We do not disagree that changes in non-freight components of revenue and expenses should also be discussed, and we do not object to your displaying ratios or margins as they are calculated and used by management, accompanied by appropriate explanatory disclosure.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Gary Newberry at (202) 551-3761, or Sandra
Eisen
at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551- 3684 with any other questions.

								Sincerely,



								April Sifford
								Branch Chief
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Ms. Janice K. Henry
Martin Marietta Materials, Inc.
January 27, 2006
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
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WASHINGTON, D.C. 20549-7010

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